Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following are excerpts from a communication that was made available to current and former employees of The Dow Chemical Company on June 28, 2016.

Dear Dow Friends,

A global leader in silicones, silicon-based technology and innovation, the Dow Corning joint venture has been one of Dow’s crown jewels since its founding 73 years ago. I am pleased to announce that on June 1, we welcomed Dow Corning fully into the Dow family. This integration brings an entirely new chemistry to Dow, further extends and complements our participation in the Consumer Solutions and Infrastructure Solutions segments, and increases our product offerings in attractive end-use applications such as building and construction, consumer care, transportation, packaging, coatings, electronics and energy. This will become an essential element in building the new Dow, the world’s leading material science company. For Dow Corning, the added power of Dow’s operational excellence, global scale and powerful R&D engine will help accelerate its growth and reach. I am excited about the opportunities this transaction will bring to the future of our combined companies, and I warmly welcome our Dow Corning colleagues – and retirees – to Dow.

Meanwhile, this event is only one of two historic transactions we expect to complete this year. The other is Dow’s merger with DuPont, which is expected to close in the second half of this year. That transaction will be the largest and most consequential merger in our industry, and it will position us for the intended creation of three new independent, industry-leading companies – an Agriculture company, a Specialty Products company and a Material Science company that will become the new Dow.

As we move forward on that merger, we have a number of milestones to achieve. The U.S. Securities and Exchange Commission (SEC) has declared effective the S-4 registration statement for DowDuPont – which is what we plan to call the combined company. Our next milestone is for the stockholders of both Dow and DuPont to approve the merger proposal. Each company has scheduled a special meeting of its stockholders to vote on three proposals (see page 6).

Every stockholder will receive proxy materials with instructions on how to vote. The Dow board of directors unanimously recommends Dow stockholders vote FOR each of the proposals. I cannot stress how important it is that every stockholder – including our retirees – places his or her vote. Unlike typical Dow proxy votes, such as those for the Annual Meeting of Stockholders, a failure to vote in this case will have the same effect as a vote AGAINST the merger agreement proposal.

Of course, both of these transactions, and the new growth opportunities they will provide, are only possible because of the hard work and dedication of generations of Dow and Dow Corning employees. We are speeding toward a future even greater than our past – able to develop new solutions for the challenges that our children and grandchildren will face tomorrow. The new Dow will unlock new value for our customers, for our shareholders and for our world.

My sincerest regards,

Andrew N. Liveris

Chairman and Chief Executive Officer

Dow and DuPont Merger:
Unlocking Immense Value and Growth

On December 11, 2015, Dow and DuPont announced that their boards of directors unanimously approved a definitive agreement under which the two companies will combine. The combined holding company, to be named DowDuPont, intends to subsequently separate into three independent, publicly traded companies that will help redefine their respective industries – a global Material Science company, an Agriculture company and a Specialty Products company. The merger is expected to close during the second half of 2016 and the intended spins are expected to occur as soon as practicable, but not to exceed 18-24 months after closing of the merger, subject to DowDuPont board approval.

“This transaction reflects the culmination of a vision we have had for more than a decade to bring together these two powerful innovation and material science leaders,” said Andrew N. Liveris, Dow’s chairman and chief executive officer. “This transaction is a major accelerator in Dow’s ongoing transformation, and through this we are creating significant value and three powerful new companies. This merger of equals significantly enhances the growth profile for both companies, while driving value for all of our shareholders and our customers.”

The three intended spin companies are expected to be strong, focused, highly complementary businesses with enhanced scale, unique growth strategies and differentiated technologies.

For more information, visit www.DowDuPontUnlockingValue.com.
[1]Based on Dow’s and DuPont’s Net Sales as reported in each company’s 2015 Form 10-K filing, plus revenue attributable to Dow Corning Silicones in 2015.
[2]Projected ~$30B in stockholder value based on assumption of an EV/EBITDA multiple of 10x on the $3B in synergies.
[3]“Stand-up” is the process of creating a standalone legal entity structure for the businesses that are intended to be carved out for the spins.
[4]The intended spins are expected to be completed as soon as practicable following the transaction close, not expected to exceed 18-24 months following close, subject to regulatory and board approval.

An Important Message to All Stockholders

On December 11, 2015, Dow announced a definitive agreement with DuPont to combine through a merger transaction with the intent to subsequently separate and create three leading, independent, science-based companies. For the transaction to move forward, stockholders of both companies must vote to adopt the merger agreement.

Your vote is important

Failure to vote will have the same effect as a vote AGAINST the Dow merger agreement proposal. It is important that each Dow stockholder places his or her vote.

Call to action

The Dow board of directors unanimously recommends Dow stockholders vote FOR each of the proposals at the Dow special meeting. To ensure your vote gets counted, we encourage you to submit your vote immediately upon receipt and review of the proxy statement, which was mailed in June to all stockholders of record.

Proposal 1: Adoption of the merger agreement.

Proposal 2: Adjourn the Dow special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement proposal.

Proposal 3: A non-binding, advisory proposal to approve the compensation that may be paid or become payable to named executive officers of Dow in connection with the transaction.

Three Easy Ways to Vote
●	Mail: Sign, date and return the proxy card or voting instruction form provided in your mailed proxy materials in a postage-paid envelope.

●	Phone: Call 1-800-690-6903 and follow instructions.

●	Online: Visit www.proxyvote.com and follow instructions.

Given the importance of the Special Meeting and that failure to vote for adoption of the merger agreement will effectively count as a vote AGAINST adoption of the merger agreement, stockholders who have not yet voted their shares may receive emails or phone calls encouraging them to vote as the meeting date approaches.

Exceptional value

The transaction is expected to unlock approximately $301 billion in shareholder value through cost and growth synergies. Longer term, the intended split into three independent businesses is expected to unlock even greater value for stockholders and customers and more opportunity for employees, as each company will be a leader in attractive segments where global challenges are driving demand for these companies’ distinctive offerings.

Greater focus

The transaction is built on the industrial logic that these highly complementary companies will create strong, focused businesses with enhanced scale, unique growth strategies and differentiated technologies. Each of these businesses will be able to allocate capital more effectively, apply its powerful innovation more productively, and extend its value-added products and solutions to more customers worldwide.

Superior opportunity for growth

Based on collective technology and innovation, DowDuPont and the subsequent intended world-leading companies will provide superior solutions, complementary offerings and expanded choices to better serve our customers and set the stage for long-term growth.

More information

For additional information and frequently asked questions about the special meeting, visit our proxy resource center at www.dow.com/investors. You can also visit www.proxyvote.com for online voting instructions or contact Dow’s proxy solicitor, D. F. King & Company, Inc., toll-free at 1-877-361-7966 or by email at dow@dfking.com.

1Projected ~$30B in stockholder value based on assumption of an EV/EBITDA multiple of 10X on the $3B in synergies.

Pension and Benefits Update

We understand employees and retirees may have questions about benefit programs related to the Dow Corning integration and pending DowDuPont transaction. Under the Dow qualified pension plans, no participant will suffer a loss to his or her accrued pension benefit as the result of the DowDuPont transaction. As with all U.S. qualified pension benefits, accrued benefits are protected under federal law, and each plan must meet its obligations to pensioners and participants through assets held separately from Dow in a secure trust. Federal law generally prohibits plans from using the trust assets for any purpose other than for the benefit of plan participants.

Dow’s qualified pension plans continue to meet all local funding requirements in all countries. The Dow pension plans comply with these requirements and the Company is committed to meeting its legal funding requirements for its plans.

There are no anticipated changes to the employee or retiree health care plans or pricing for 2016. The Company continually evaluates its benefits programs to ensure that it is providing high-quality benefits plans for its employees and retirees. We are committed to treating our employees and retirees fairly through the transaction process and communicating any decisions regarding changes to benefits in the future with affected participants.

Questions & Answers

What will happen to the qualified pension plans as a result of the DowDuPont transaction?

No participant will suffer a loss to his or her accrued pension benefit as a result of the pending transaction.

●	The IRS and Department of Labor rules strictly protect a participant’s rights to his or her accrued benefit.

●	The amount of a participant’s vested accrued benefit in a qualified plan is strictly protected by federal law and cannot be reduced as a result of the contemplated transaction.

Qualified pension assets are held in trusts that are separate legal entities from both Dow and DuPont and will not be affected by the contemplated transaction. Qualified U.S. pension benefits are protected under federal law, and the plans must meet their obligation to existing pensioners and participants through the assets held in a secure trust. The protection under federal law generally prohibits plans from using pension funds for any purpose other than paying benefits.

Generally, funding rules require the pension plan to maintain a certain level of assets as compared to the amount of liabilities owed under the plan. Globally, the Dow pension plans comply with these requirements, and the Company is committed to meeting its legal funding requirements for its plans.

Can I get a pension lump sum payout?

This depends on the pension plan in which you participate and whether or not your pension has already commenced in the form of a monthly annuity. The DowDuPont transaction will not change the forms of payment available under the qualified plans. For specific questions about your pension, please call the Retiree Service Center at 800-344-0661, option 4.

Is Dow current on funding its pension plans?

Dow’s pension plans continue to meet all local funding requirements in all countries. The pension plans comply with these requirements, and the company is committed to meeting its legal funding requirements for its plans.

More details on the U.S. qualified pension plans have been communicated through the annual funding notices, which include the plans’ funding percentage, the value of the plans’ assets and liabilities and a description of how the plans’ assets are invested as of specific dates. The Annual Funding Notices are sent to all plan participants at the end of April each year, and are available on www.dowfriends.com and www.retireesmatter.com.

What will happen to the medical plans?

There are no anticipated changes to the 2016 health care plans or pricing; however, Dow reserves the right to amend, modify and terminate the plans at any time in its sole discretion. The Company continually evaluates its benefits programs to ensure that it is providing high quality benefits plans for its employees and retirees.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on June 9, 2016, a registration statement on Form S-4 (File No. 333-209869) (as amended, the “Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also constitutes a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC. A more complete description is available in the Registration Statement and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.